		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

July 18, 2013

Re:	Murphy USA Inc.

Amendment No. 3 to Form 10

Filed July 18, 2013

File No. 001-35914

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Ransom:

On behalf of Murphy USA Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated July 9, 2013, regarding the above-referenced registration statement on Form 10. The Company has also revised the Form 10 in response to the staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Form 10 (“Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information.

Each comment from the comment letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the preliminary information statement filed as Exhibit 99.1 to Amendment No. 3. We are also sending, under separate cover, a marked copy of the Form 10 showing the changes to the preliminary information statement included as Exhibit 99.1 to Amendment No. 1 to the Form 10 filed on June 20, 2013. (Amendment No. 2 to the Form 10, as filed on June 28, 2013, was an exhibit-only filing where the preliminary information statement was omitted.)

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	July 18, 2013

Exhibit 99.1

The Separation, page 33

Treatment of Outstanding Compensation Awards, page 34

1.	We note your revisions to your Information Statement regarding the treatment of outstanding awards to indicate that you will ensure that the various awards will be “equitably adjusted to preserve the intrinsic value.” Please elaborate to clarify how such adjustments will be made with a view to explaining how you will determine equity in each instance.

Response: The Company will make adjustments to outstanding Murphy Oil Corporation incentive awards, including phantom units, RSUs, outstanding stock options and stock appreciation rights, pursuant to the terms of the applicable compensation award and plan and the provisions of the Internal Revenue Code of 1986, as amended. These adjustments are intended to preserve each award’s intrinsic value based on the relative fair market values of the pre- and post-separation shares of Murphy Oil Corporation and post-separation shares of the Company. The Company has revised its disclosure on page 34 to clarify this and to provide additional details.

Unaudited Pro Forma Condensed Combined Financial Statements, page 84

2.	We reviewed your response to comment 7 in our letter dated June 3, 2013 and your revised disclosures. Notwithstanding your pro forma presentation of the dividend payment, we believe that you should present a pro forma balance sheet reflecting a planned distribution to owners (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing. Additionally, to the extent that the distribution exceeds the current year’s earnings, please present pro forma per share data within your historical financial statements. We will not object if you also present this information within your separate unaudited pro forma financial statements.

Response: Because the cash dividend to Murphy Oil Corporation is conditioned upon receipt of proceeds from debt financings to be incurred by the Company and its subsidiaries in contemplation of the separation from Murphy Oil Corporation, the Company respectfully submits that it would not be useful to investors to provide a pro forma presentation of the dividend payment without also providing a pro forma presentation of the proceeds from the related debt financing. The Company’s situation can be distinguished from the case where an issuer intends to use offering proceeds to defray an expense already incurred (and which would therefore be reflected in the issuer’s financial statements regardless of whether the offering proceeds are ever received); in the Company’s situation, without the debt financing, there will be no dividend. Similarly, the Company respectfully submits that it would not be a useful presentation to investors to present pro forma per share data after giving effect to the dividend without giving effect to the related debt financing.

*        *        *

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	July 18, 2013

The Company has authorized us to confirm on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450–4565.

Very truly yours,

By:	/s/ Joseph A. Hall
Joseph A. Hall

cc:	John A. Moore
Vice President and Secretary
Murphy USA Inc.

3